Financial Statements US GAAP Q2 2025 Exhibit 99.3

ASML Financial Statements US GAAP Q2 2025 2 Summary US GAAP Consolidated Statements of Operations 3 Summary US GAAP Ratios and Other Data 4 Summary US GAAP Consolidated Balance Sheets 5 Summary US GAAP Consolidated Statements of Cash Flows 6 Quarterly Summary US GAAP Consolidated Statements of Operations 7 Quarterly Summary US GAAP Ratios and Other Data 8 Quarterly Summary US GAAP Consolidated Balance Sheets 9 Quarterly Summary US GAAP Consolidated Statements of Cash Flows 10 Notes to the Summary US GAAP Consolidated Financial Statements 11 Forward Looking Statements Summary US GAAP Quarterly Summary US GAAP Notes Forward Looking Statements ASML Financial statements US GAAP Q2 2025 1 Consolidated Statements of Operations Ratios and Other Data Consolidated Balance Sheets Consolidated Statements of Cash Flows Contents

Summary US GAAP | Quarterly Summary US GAAP | Notes | Forward Looking Statements | ASML Financial statements US GAAP Q2 2025 | 2
Consolidated Statements of Operations | Ratios and Other Data | Consolidated Balance Sheets | Consolidated Statements of Cash Flows

Summary US GAAP Consolidated Statements of Operations

	Three months ended		Six months ended	
(unaudited, in millions €, except per share data)	Jun 30, 2024	**Jun 29, 2025**	Jun 30, 2024	**Jun 29, 2025**
Net system sales	4,760.9	**5,596.1**	8,726.8	**11,336.5**
Net service and field option sales	1,481.9	**2,095.6**	2,806.0	**4,096.7**
Total net sales	6,242.8	**7,691.7**	11,532.8	**15,433.2**
Total cost of sales	(3,030.6)	**(3,562.2)**	(5,624.0)	**(7,124.0)**
Gross profit	3,212.2	**4,129.5**	5,908.8	**8,309.2**
Research and development costs	(1,100.6)	**(1,166.7)**	(2,132.5)	**(2,327.8)**
Selling, general and administrative costs	(277.0)	**(298.7)**	(550.3)	**(579.4)**
Income from operations	1,834.6	**2,664.1**	3,226.0	**5,402.0**
Interest and other, net	(11.9)	**24.8**	14.3	**74.0**
Income before income taxes	1,822.7	**2,688.9**	3,240.3	**5,476.0**
Income tax expense	(291.6)	**(487.4)**	(515.6)	**(952.5)**
Income after income taxes	1,531.1	**2,201.5**	2,724.7	**4,523.5**
Profit related to equity method investments	46.8	**88.8**	77.0	**121.8**
Net income	1,577.9	**2,290.3**	2,801.7	**4,645.3**
Basic net income per ordinary share	4.01	**5.90**	7.12	**11.90**
Diluted net income per ordinary share	4.01	**5.90**	7.12	**11.90**
Weighted average number of ordinary shares used in computing per share amounts (in millions):				
Basic	393.2	**388.2**	393.3	**390.2**
Diluted	393.5	**388.4**	393.6	**390.4**

Three months ended Six months ended Jun 30, Jun 29, Jun 30, Jun 29, (unaudited, in millions €, except otherwise indicated) 2024 2025 2024 2025 Gross profit as a percentage of net sales 51.5% 53.7% 51.2% 53.8 % Income from operations as a percentage of net sales 29.4% 34.6% 28.0% 35.0 % Net income as a percentage of net sales 25.3% 29.8% 24.3% 30.1 % Income taxes as a percentage of income before income taxes 16.0% 18.1% 15.9% 17.4 % Shareholders’ equity as a percentage of total assets 36.1% 39.3% 36.1% 39.3 % Sales of lithography systems (in units) 1 100 76 170 153 Net bookings 2 5,567 5,541 9,178 9,477 Number of payroll employees (in FTEs) 41,505 43,193 41,505 43,193 Number of temporary employees (in FTEs) 1,584 870 1,584 870 1. Lithography systems do not include metrology and inspection systems. 2. Net bookings include all system sales orders and inflation-related adjustments, for which written authorizations have been accepted. Summary US GAAP Quarterly Summary US GAAP Notes Forward Looking Statements ASML Financial statements US GAAP Q2 2025 3 Consolidated Statements of Operations Ratios and Other Data Consolidated Balance Sheets Consolidated Statements of Cash Flows Summary US GAAP Ratios and Other Data

Dec 31, Jun 29, (unaudited, in millions €) 2024 2025 Assets Cash and cash equivalents 12,735.9 7,243.5 Short-term investments 5.4 5.4 Accounts receivable, net 4,477.5 4,996.9 Finance receivables, net 82.6 531.1 Current tax assets 283.6 98.5 Contract assets 320.6 275.3 Inventories, net 10,891.5 11,575.8 Loans receivable — 17.8 Other assets 1,940.3 1,966.2 Total current assets 30,737.4 26,710.5 Finance receivables, net 317.2 175.1 Deferred tax assets 1,940.7 1,830.4 Loans receivable 1,456.6 1,444.9 Other assets 790.8 843.7 Equity method investments 903.0 1,029.2 Goodwill 4,588.6 4,588.6 Other intangible assets, net 621.3 565.7 Property, plant and equipment, net 6,846.8 7,296.0 Right-of-use assets 387.2 365.0 Total non-current assets 17,852.2 18,138.6 Total assets 48,589.6 44,849.1 Dec 31, Jun 29, (unaudited, in millions €) 2024 2025 Liabilities and shareholders’ equity Current liabilities 20,051.4 18,616.0 Total current liabilities 20,051.4 18,616.0 Long-term debt 3,677.3 3,698.9 Deferred and other tax liabilities 299.2 294.8 Contract liabilities 5,625.4 4,187.1 Accrued and other liabilities 459.5 434.1 Total non-current liabilities 10,061.4 8,614.9 Total liabilities 30,112.8 27,230.9 Total shareholders’ equity 18,476.8 17,618.2 Total liabilities and shareholders’ equity 48,589.6 44,849.1 Summary US GAAP Quarterly Summary US GAAP Notes Forward Looking Statements ASML Financial statements US GAAP Q2 2025 4 Consolidated Statements of Operations Ratios and Other Data Consolidated Balance Sheets Consolidated Statements of Cash Flows Summary US GAAP Consolidated Balance Sheets

Summary US GAAP | Quarterly Summary US GAAP | Notes | Forward Looking Statements | **ASML** Financial statements US GAAP Q2 2025 | 5
Consolidated Statements of Operations | Ratios and Other Data | Consolidated Balance Sheets | Consolidated Statements of Cash Flows

Summary US GAAP Consolidated Statements of Cash Flows

	Three months ended		Six months ended	
(unaudited, in millions €)	Jun 30, 2024	**Jun 29, 2025**	Jun 30, 2024	**Jun 29, 2025**
Cash flows from operating activities				
Net income	1,577.9	**2,290.3**	2,801.7	**4,645.3**
Adjustments to reconcile net income to net cash flows from operating activities:				
Depreciation and amortization	227.5	**254.9**	441.9	**496.2**
Impairment and loss (gain) on disposal	13.7	**16.5**	17.9	**18.6**
Share-based compensation expense	46.5	**49.0**	66.3	**89.0**
Inventory reserves	110.7	**99.7**	232.2	**159.3**
Deferred tax expense (benefit)	0.8	**38.1**	(1.9)	**117.2**
Equity method investments	(50.6)	**(90.7)**	(84.5)	**(125.6)**
Changes in assets and liabilities	(1,003.1)	**(1,910.1)**	(2,802.1)	**(4,710.9)**
Net cash provided by (used in) operating activities	923.4	**747.7**	671.5	**689.1**
Cash flows from investing activities				
Purchase of property, plant and equipment	(531.0)	**(414.8)**	(948.3)	**(829.8)**
Purchase of intangible assets	(7.0)	**(14.1)**	(13.5)	**(15.6)**
Purchase of short-term investments	(0.5)	**—**	(300.5)	**—**
Maturity of short-term investments	100.4	**—**	100.4	**—**
Loans issued and repayment thereof	0.3	**0.9**	0.5	**1.7**
Net cash provided by (used in) investing activities	(437.8)	**(428.0)**	(1,161.4)	**(843.7)**

	Three months ended		Six months ended	
(unaudited, in millions €)	Jun 30, 2024	**Jun 29, 2025**	Jun 30, 2024	**Jun 29, 2025**
Cash flows from financing activities				
Dividend paid	(688.3)	**(714.4)**	(1,259.3)	**(1,311.6)**
Purchase of treasury shares	(114.9)	**(1,485.2)**	(500.0)	**(4,077.8)**
Net proceeds from issuance of shares	31.2	**36.4**	60.5	**74.4**
Repayment of debt and finance lease obligations	(0.3)	**(0.6)**	(0.9)	**(0.2)**
Net cash provided by (used in) financing activities	(772.3)	**(2,163.8)**	(1,699.7)	**(5,315.2)**
Net cash flows	(286.7)	**(1,844.1)**	(2,189.6)	**(5,469.8)**
Effect of changes in exchange rates on cash	(0.5)	**(10.8)**	(1.5)	**(22.6)**
Net increase (decrease) in cash and cash equivalents	(287.2)	**(1,854.9)**	(2,191.1)	**(5,492.4)**
Cash and cash equivalents at beginning of the period	5,100.8	**9,098.4**	7,004.7	**12,735.9**
Cash and cash equivalents at end of the period	4,813.6	**7,243.5**	4,813.6	**7,243.5**

Summary US GAAP | Quarterly Summary US GAAP | Notes | Forward Looking Statements | ASML Financial statements US GAAP Q2 2025 | 6
Consolidated Statements of Operations | Ratios and Other Data | Consolidated Balance Sheets | Consolidated Statements of Cash Flows

Quarterly Summary Consolidated Statements of Operations

	Three months ended				
(unaudited, in millions €, except per share data)	Jun 30, 2024	Sep 29, 2024	Dec 31, 2024	Mar 30, 2025	**Jun 29, 2025**
Net system sales	4,760.9	5,926.0	7,115.9	5,740.4	**5,596.1**
Net service and field option sales	1,481.9	1,541.3	2,146.9	2,001.1	**2,095.6**
Total net sales	6,242.8	7,467.3	9,262.8	7,741.5	**7,691.7**
Total cost of sales	(3,030.6)	(3,673.9)	(4,473.0)	(3,561.8)	**(3,562.2)**
Gross profit	3,212.2	3,793.4	4,789.8	4,179.7	**4,129.5**
Research and development costs	(1,100.6)	(1,055.2)	(1,116.0)	(1,161.1)	**(1,166.7)**
Selling, general and administrative costs	(277.0)	(297.0)	(318.4)	(280.7)	**(298.7)**
Income from operations	1,834.6	2,441.2	3,355.4	2,737.9	**2,664.1**
Interest and other, net	(11.9)	(0.8)	6.3	49.2	**24.8**
Income before income taxes	1,822.7	2,440.4	3,361.7	2,787.1	**2,688.9**
Benefit from (provision for) income taxes	(291.6)	(441.2)	(723.8)	(465.1)	**(487.4)**
Income after income taxes	1,531.1	1,999.2	2,637.9	2,322.0	**2,201.5**
Profit related to equity method investments	46.8	77.3	55.5	33.0	**88.8**
Net income	1,577.9	2,076.5	2,693.4	2,355.0	**2,290.3**
Basic net income per ordinary share	4.01	5.28	6.85	6.00	**5.90**
Diluted net income per ordinary share	4.01	5.28	6.84	6.00	**5.90**
Weighted average number of ordinary shares used in computing per share amounts (in millions):					
Basic	393.2	393.2	393.3	392.3	**388.2**
Diluted	393.5	393.6	393.6	392.5	**388.4**

Three months ended Jun 30, Sep 29, Dec 31, Mar 30, Jun 29, (unaudited, in millions €, except otherwise indicated) 2024 2024 2024 2025 2025 Gross profit as a percentage of net sales 51.5% 50.8% 51.7% 54.0% 53.7 % Income from operations as a percentage of net sales 29.4% 32.7% 36.2% 35.4% 34.6 % Net income as a percentage of net sales 25.3% 27.8% 29.1% 30.4% 29.8 % Income taxes as a percentage of income before income taxes 16.0% 18.1% 21.5% 16.7% 18.1 % Shareholders’ equity as a percentage of total assets 36.1% 38.7% 38.0% 38.5% 39.3 % Sales of lithography systems (in units) 1 100 116 132 77 76 Net bookings 2 5,567 2,633 7,088 3,936 5,541 Number of payroll employees (in FTEs) 41,505 42,372 42,786 43,129 43,193 Number of temporary employees (in FTEs) 1,584 1,417 1,241 998 870 1. Lithography systems do not include metrology and inspection systems. 2. Net bookings include all system sales orders and inflation-related adjustments, for which written authorizations have been accepted. Summary US GAAP Quarterly Summary US GAAP Notes Forward Looking Statements ASML Financial statements US GAAP Q2 2025 7 Consolidated Statements of Operations Ratios and Other Data Consolidated Balance Sheets Consolidated Statements of Cash Flows Quarterly Summary US GAAP Ratios and Other Data

Summary US GAAP | Quarterly Summary US GAAP | Notes | Forward Looking Statements | ASML Financial statements US GAAP Q2 2025 8
Consolidated Statements of Operations | Ratios and Other Data | Consolidated Balance Sheets | Consolidated Statements of Cash Flows

Quarterly Summary US GAAP Consolidated Balance Sheets

(unaudited, in millions €)	Jun 30, 2024	Sep 29, 2024	Dec 31, 2024	Mar 30, 2025	Jun 29, 2025
Assets					
Cash and cash equivalents	4,813.6	4,979.3	12,735.9	9,098.4	**7,243.5**
Short-term investments	205.3	5.2	5.4	5.2	**5.4**
Accounts receivable, net	4,475.8	5,160.6	4,477.5	4,597.5	**4,996.9**
Finance receivables, net	977.0	640.7	82.6	381.7	**531.1**
Current tax assets	684.8	324.4	283.6	143.2	**98.5**
Contract assets	435.0	553.6	320.6	407.3	**275.3**
Inventories, net	10,972.3	11,414.5	10,891.5	11,024.7	**11,575.8**
Loans receivable	—	—	—	17.8	**17.8**
Other assets	1,889.4	1,785.7	1,940.3	1,848.6	**1,966.2**
Total current assets	24,453.2	24,864.0	30,737.4	27,524.4	**26,710.5**
Finance receivables, net	64.0	370.5	317.2	153.4	**175.1**
Deferred tax assets	1,872.4	1,939.0	1,940.7	1,861.0	**1,830.4**
Loans receivable	929.3	928.6	1,456.6	1,443.4	**1,444.9**
Other assets	702.8	733.5	790.8	859.2	**843.7**
Equity method investments	1,002.3	1,083.4	903.0	938.9	**1,029.2**
Goodwill	4,588.6	4,588.6	4,588.6	4,588.6	**4,588.6**
Other intangible assets, net	686.4	652.9	621.3	591.6	**565.7**
Property, plant and equipment, net	6,084.0	6,211.9	6,846.8	7,152.9	**7,296.0**
Right-of-use assets	358.0	393.7	387.2	365.4	**365.0**
Total non-current assets	16,287.8	16,902.1	17,852.2	17,954.4	**18,138.6**
Total assets	40,741.0	41,766.1	48,589.6	45,478.8	**44,849.1**

(unaudited, in millions €)	Jun 30, 2024	Sep 29, 2024	Dec 31, 2024	Mar 30, 2025	Jun 29, 2025
Liabilities and shareholders' equity					
Current liabilities	16,132.3	16,025.8	20,051.4	18,123.9	**18,616.0**
Total current liabilities	16,132.3	16,025.8	20,051.4	18,123.9	**18,616.0**
Long-term debt	4,608.2	4,692.2	3,677.3	3,681.0	**3,698.9**
Deferred and other tax liabilities	351.9	346.9	299.2	335.9	**294.8**
Contract liabilities	4,463.0	4,103.9	5,625.4	5,400.6	**4,187.1**
Accrued and other liabilities	474.4	445.7	459.5	436.7	**434.1**
Total non-current liabilities	9,897.5	9,588.7	10,061.4	9,854.2	**8,614.9**
Total liabilities	26,029.8	25,614.5	30,112.8	27,978.1	**27,230.9**
Total shareholders' equity	14,711.2	16,151.6	18,476.8	17,500.7	**17,618.2**
Total liabilities and shareholders' equity	40,741.0	41,766.1	48,589.6	45,478.8	**44,849.1**

Summary US GAAP | Quarterly Summary US GAAP | Notes | Forward Looking Statements | ASML Financial statements US GAAP Q2 2025 9
Consolidated Statements of Operations | Ratios and Other Data | Consolidated Balance Sheets | Consolidated Statements of Cash Flows

Quarterly Summary US GAAP Consolidated Statements of Cash Flows

	Three months ended				
(unaudited, in millions €)	Jun 30, 2024	Sep 29, 2024	Dec 31, 2024	Mar 30, 2025	**Jun 29, 2025**
Cash flows from operating activities					
Net income	1,577.9	2,076.5	2,693.4	2,355.0	**2,290.3**
Adjustments to reconcile net income to net cash flows from operating activities:					
Depreciation and amortization	227.5	235.7	241.0	241.3	**254.9**
Impairment and loss (gain) on disposal	13.7	6.8	11.1	2.1	**16.5**
Share-based compensation expense	46.5	53.3	53.0	40.0	**49.0**
Inventory reserves	110.7	154.8	167.7	59.6	**99.7**
Deferred tax expense (benefit)	0.8	(114.6)	(28.3)	79.1	**38.1**
Equity method investments	(50.6)	(81.0)	169.9	(34.9)	**(90.7)**
Changes in assets and liabilities	(1,003.1)	(1,381.6)	6,237.0	(2,800.8)	**(1,910.1)**
Net cash provided by (used in) operating activities	923.4	949.9	9,544.8	(58.6)	**747.7**
Cash flows from investing activities					
Purchase of property, plant and equipment	(531.0)	(414.9)	(704.0)	(415.0)	**(414.8)**
Purchase of intangible assets	(7.0)	(0.9)	(1.5)	(1.5)	**(14.1)**
Purchase of short-term investments	(0.5)	(3.8)	(0.9)	—	**—**
Maturity of short-term investments	100.4	203.9	0.9	—	**—**
Loans issued and repayment thereof	0.3	0.7	(527.4)	0.8	**0.9**
Net cash provided by (used in) investing activities	(437.8)	(215.0)	(1,232.9)	(415.7)	**(428.0)**

	Three months ended				
(unaudited, in millions €)	Jun 30, 2024	Sep 29, 2024	Dec 31, 2024	Mar 30, 2025	**Jun 29, 2025**
Cash flows from financing activities					
Dividend paid	(688.3)	(595.8)	(597.8)	(597.2)	**(714.4)**
Purchase of treasury shares	(114.9)	—	—	(2,592.6)	**(1,485.2)**
Net proceeds from issuance of shares	31.2	31.5	32.0	38.0	**36.4**
Net proceeds from issuance of notes, net of issuance costs	—	—	22.5	—	**—**
Repayment of debt and finance lease obligations	(0.3)	(0.7)	(24.1)	0.4	**(0.6)**
Net cash provided by (used in) financing activities	(772.3)	(565.0)	(567.4)	(3,151.4)	**(2,163.8)**
Net cash flows	(286.7)	169.9	7,744.5	(3,625.7)	**(1,844.1)**
Effect of changes in exchange rates on cash	(0.5)	(4.2)	12.1	(11.8)	**(10.8)**
Net increase (decrease) in cash and cash equivalents	(287.2)	165.7	7,756.6	(3,637.5)	**(1,854.9)**
Cash and cash equivalents at beginning of the period	5,100.8	4,813.6	4,979.3	12,735.9	**9,098.4**
Cash and cash equivalents at end of the period	4,813.6	4,979.3	12,735.9	9,098.4	**7,243.5**

Basis of preparation The accompanying unaudited Summary Consolidated Financial Statements have been prepared in conformity with the accounting principles generally accepted in the United States of America ("US GAAP"). For further details on our annual disclosure requirements under US GAAP, including our significant accounting policies, these interim unaudited Summary Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and Notes included within our 2024 Annual Report based on US GAAP, which is available on www.asml.com. Summary US GAAP Quarterly Summary US GAAP Notes Forward Looking Statements ASML Financial statements US GAAP Q2 2025 10 Notes to the Summary US GAAP Consolidated Financial Statements

This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including trends in the semiconductor industry and end markets and business environment trends, expected growth in the semiconductor industry by 2030, our expectation that AI will be the key driver for the industry and the expected impact of AI demand on our business and results, our expectation that lithography will remain at the heart of customer innovation, expected demand, bookings, outlook of market segments, outlook and expected financial results including 2025 second-half outlook, expected results for Q3 2025, including net sales, Installed Base Management sales, gross margin, R&D costs, SG&A costs, outlook for full year 2025, including expected full year 2025 total net sales, gross margin, estimated annualized effective tax rate and expected IBM sales, expected full-year net sales growth percentage relative to 2024, current expectations relating to 2026 including expected drivers and uncertainties and preparation for growth in 2026, statements made at our 2024 Investor Day, including modelled revenue and gross margin opportunity for 2030, statements with respect to tariff announcements and the expected impact of such tariffs on our business and results, our expectation to continue to return significant amounts of cash to shareholders through growing dividends and share buybacks, statements with respect to our share buyback program, and statements with respect to dividends, statements with respect to expected performance and capabilities of our systems and customer plans, statements with respect to our ESG strategy and commitments and other non-historical statements. You can generally identify these statements by the use of words like “may”, “expect”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal”, “model”, “opportunity”, “commitment” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions, plans and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, risks relating to customer demand, semiconductor equipment industry capacity, worldwide demand for semiconductors and semiconductor manufacturing capacity, lithography tool utilization and semiconductor inventory levels, general trends and consumer confidence in the semiconductor industry, the impact of general economic conditions, including the impact of the current macroeconomic environment on the semiconductor industry, semiconductor market conditions, the ultimate impact of AI on our industry and business, the impact of inflation, interest rates, wars and geopolitical developments, the impact of pandemics, the performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, our production capacity and ability to adjust capacity to meet demand, supply chain capacity, timely availability of parts and components, raw materials, critical manufacturing equipment and qualified employees, our ability to produce systems to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, risks relating to fluctuations in net bookings and our ability to convert bookings into sales, the risk of order cancellation, delays or push outs and restrictions on shipments of ordered systems under export controls, risks relating to the trade environment, import/export and national security regulations and orders and their impact on us, including the impact of changes in export regulations and the impact of such regulations on our ability to obtain necessary licenses and to sell our systems and provide services to certain customers, the impact of the tariff announcements, exchange rate fluctuations, changes in tax rates, available liquidity and free cash flow and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, the number of shares that we repurchase under our share repurchase program, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, our ability to meet ESG goals and commitments and execute our ESG strategy, other factors that may impact ASML’s business or financial results, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2024 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. Summary US GAAP Quarterly Summary US GAAP Notes Forward Looking Statements ASML Financial statements US GAAP Q2 2025 11 Forward Looking Statements